

March 4, 2011

<u>Via Facsimile</u>
Mr. John McAdam
Chief Executive Officer
F5 Networks, Inc.
401 Elliott Avenue West
Seattle, WA 98119

> **Re: F5 Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 23, 2010**
> **File No. 000-26041**

Dear Mr. McAdam:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Consolidated Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page 45</u>

1.   We note the audit opinion references and opines on a financial statement schedule; however, we are unable to locate a financial statement schedule in the filing. In light of your disclosure under Item 15(a)(2) that financial statement schedules have been omitted, please tell us what financial statement schedule is referred to in the audit opinion. Similar concerns also apply to the auditors' consent.

Note 1. Summary of Significant Accounting Policies

Earnings Per Share, page 58

2.   Clarify whether the holders of nonvested restricted stock units have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief